Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with corporate seat in Amsterdam and Dutch trade register number 34251954 (the “Company”) to be held on Wednesday April 25, 2018 at 9:30 a.m. (Amsterdam time) at the offices of NautaDutilh N.V. at Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires that the Board of Directors prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board of Directors for the financial year 2017 will be discussed at the annual general meeting of shareholders.

Due to the international nature of the Company’s business, the report of the Board of Directors for the financial year 2017 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 3 (for discussion):

The Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts made pursuant to Articles 2:383c through e of the Dutch Civil Code, regarding the remuneration of the directors and employees of the Company, shall be included as a separate item on the agenda for the annual general meeting of shareholders and be discussed prior to the adoption of the annual accounts. For purposes of such discussion, reference is made to the relevant sections of the Company’s annual accounts and the related disclosures in the report of the Board of Directors.

Agenda item 4 (voting item):

The Dutch Civil Code requires the preparation of the Company’s annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and its subsidiaries.

Due to the international nature of the Company’s business, the annual accounts have been prepared in the English language, which is permitted under article 2:362 of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion):

The Board of Directors has determined that the entire 2017 profit shall be reserved and that no profits shall be distributed as dividends to the shareholders.

AGM 2018 – Explanation to the Agenda

Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, noting that this policy may be reconsidered in the future. Any reconsideration of this policy will depend on future earnings and capital needs, and the Company’s operating and financial condition, among other factors that the Board of Directors may deem relevant.

The Board of Directors is constantly assessing the best use of the Company’s capital, whether it be asset purchases, deleveraging and/or return of capital to the Company’s shareholders through share repurchases and/or dividend payments, if any. In 2017, the Company repurchased approximately 24 million of its own shares. Further share repurchases were completed since January 1, 2018. The Company recently announced a new share repurchase program, which will run through June 30, 2018 and will allow additional share repurchases of up to US$ 200 million until such date. The timing of repurchases and the exact number of shares to be repurchased will - within the scope of the authorisations granted by the Company’s general meeting of shareholders in this respect - be determined by the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Agenda item 6 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2017 financial year. Such release only applies to matters that are disclosed in the annual accounts or have otherwise been disclosed to the Company’s general meeting of shareholders prior to the resolution to release.

Agenda item 7:

In 2018 the appointment term of eight of our Non-Executive Directors will end. The Board of Directors of the Company proposes to renew the term of six of these Non-Executive Directors, including Mr. Pieter Korteweg, the Chairman of our Board of Directors, to continue to benefit from their experience and expertise. Two of our current Non-Executive Directors, Mr. Jim Chapman and Mr. Marius Jonkhart, will leave the Board of Directors with effect from the close of the annual general meeting of shareholders (April 25, 2018). We are grateful for their excellent work and valuable contributions during their years of service. We are glad to propose the appointment of one new Non-Executive Director, Mr. Julian Branch. We refer to his excellent curriculum below, and we are confident that the Company would greatly benefit from his appointment. These steps, together with the appointment of the two new Non-Executive Directors at last year’s general meeting of shareholders, enable the Board of Directors to benefit from the new participation while at the same time safeguarding continuity.

In view of the end of Mr. Chapman and Mr. Jonkhart’s tenure, the Board of Directors has implemented the following steps to support a prudent succession of Audit Committee members. Mr. Michael Walsh, who was appointed Non-Executive Director last year, has been appointed a member of the Audit Committee effective as of the annual general meeting of shareholders (April 25, 2018). In addition, Mr. Branch will become a member of the Audit Committee subject to and effective as of his appointment to the Board at the annual general meeting of shareholders (April 25, 2018). As a result, the Audit Committee will be comprised as follows: the existing Audit Committee members Mr. Lawrence and Mr. Gradon, and the new Audit Committee members Mr. Walsh and Mr. Branch. The Board of Directors has designated Mr. Lawrence and Mr. Branch as audit committee financial experts, given their extensive knowledge and experience in this area. In addition, the Board of Directors has appointed Mr. Lawrence as Chairman of the Audit Committee, succeeding Mr. Chapman, effective as of the annual general meeting of shareholders (April 25, 2018). Mr. Lawrence serves and has served as audit committee chairman and member at a number of publicly listed companies in the U.S. and abroad. He has also previously served as chief financial officer of a number of publicly listed companies in the U.S. and abroad, including Unilever, General Mills and Northwest Airlines. We believe that Mr. Lawrence is well-qualified to become the Chairman of the Company’s Audit Committee.

AGM 2018 – Explanation to the Agenda

Related, the Board of Directors is pleased to propose the re-appointment of Mr. Aengus Kelly, the Company’s Executive Director and Chief Executive Officer. Under Mr. Kelly’s leadership, the Company has transformed to become the industry leader and delivered exceptional performance, as demonstrated by the landmark acquisition of ILFC in 2014, the successful integration of the AerCap and ILFC platforms, and the generation of more than US$ 3.5 billion of net income since the acquisition. The Board of Directors believes that Mr. Kelly is critical to the Company’s ongoing success and the Company would greatly benefit from Mr. Kelly’s continued service.

Agenda item 7a (voting item):

It is proposed that the Chairman of the Board of Directors, Mr. Pieter Korteweg, be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company’s 2020 annual general meeting of shareholders.

Mr. Korteweg has been our Chairman and Non-Executive Director of the Company since September 2006. Mr. Korteweg is also the Vice Chairman of Cerberus Global Investment Advisors, LLC (New York), Chairman of Cerberus Global Investments B.V. (Baarn) and Chairman of the Supervisory Boards of Bawag Holding AG and Bawag PSK Bank AG (Vienna). Mr. Korteweg previously served, amongst others, as Non-Executive Member of the Board of Haya Real Estate S.L.U. (Madrid), Chairman of the Board of Capital Home Loans Ltd., Member of the Supervisory Board of Mercedes Benz Nederland B.V., Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General of the Dutch Ministry of Finance. Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. He holds a Ph.D. in Economics from Erasmus University Rotterdam

The Board of Directors believes Mr. Korteweg’s extensive experience in investing and financial services as well as in government and regulatory affairs makes him an eminent Chairman and Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda item 7b (voting item):

Consistent with the Company’s commitment to prudent planning and to secure continuity of the Company’s leadership on a long term basis, it is proposed that Mr. Aengus Kelly, the Company’s Executive Director and Chief Executive Officer, be re-appointed as Executive Director of the Company for a period of four years on the terms and conditions outlined below. Mr. Kelly was appointed Executive Director and Chief Executive Officer in May 2011. In February 2014, Mr. Kelly was re-appointed for a period of four years, commencing at the close of the 2015 annual general meeting of shareholders and ending at the close of the 2019 annual general meeting of shareholders. Similarly, the currently proposed re-appointment will commence at the close of the 2019 annual general meeting of shareholders, when his current appointment ends, and will end at the close of the 2023 annual general meeting of shareholders.

AGM 2018 – Explanation to the Agenda

We believe that it is in the interest of the Company and its shareholders to secure Mr. Kelly’s re-appointment prior to the end of his current term, as described above. The same approach was strongly supported by our shareholders in February 2014. As noted, we believe that Mr. Kelly is critical to the Company’s ongoing success. Under Mr. Kelly’s leadership, the Company has transformed to become the industry leader and delivered exceptional performance. The Board of Directors strongly believes that Mr. Kelly is the best person to further develop the Company’s position in the highly dynamic and competitive environment of the aircraft leasing industry, and to lead the Company into the next decade. In this regard, it is also noted that that Mr. Kelly is our sole Executive Director. For these and other reasons, it is in the Company’s interest to secure Mr. Kelly’s ongoing engagement in a timely manner, and to secure continuity of the Company’s leadership on a long-term basis.

Before his appointment as Executive Director and Chief Executive Officer of the Company, Mr. Kelly served as Chief Executive Officer of our U.S. operations from 2008 to May 2011 and as our Group Treasurer from 2005 through 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting from University College Dublin.

In connection with the proposed re-appointment, the Company has designed a compensation package the objective of which is to continue to retain Mr. Kelly on competitive terms, taking into account that the Company is the industry leader, and to incentivize continued superior performance, in accordance with the Company’s long term objectives, for the benefit of the Company’s shareholders. The key elements of the compensation package are outlined below.

I. Annual compensation
An annual base salary, an annual target cash bonus, and an annual target stock bonus of EUR 850,000 each. The Board of Directors will determine the actual annual bonus amounts, in arrears, based on the Company’s performance relative to the U.S. GAAP EPS budget for the relevant year and Mr. Kelly’s personal performance. Once determined, the actual bonus amounts will be disclosed in our annual report consistent with our current practice. As a matter of policy, the actual bonuses will be determined below target level in years that the EPS target is not met, unless specific circumstances require otherwise which, if any, will be disclosed in the Company’s annual report. The annual stock bonus vests after three years or, if earlier, the end of the employment term.

II. Long-term equity award
An equity award of 1,600,000 AerCap shares. The award is designed to encourage superior performance over a prolonged period of time. The design of the award is consistent with the prior long-term equity award granted in 2014, although the amount of shares under the proposed award is lower. As such, 66.67% of the shares awarded will be performance-based vesting on 1 May 2022. 33.33% of the shares will be time-based vesting on 1 May 2023. The award will cliff vest, subject to meeting the vesting conditions, at the end of the vesting period, i.e., there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. The vesting of the performance-based shares is conditional upon the achievement of the Company’s U.S. GAAP EPS budget over the vesting period, as determined by the Board of Directors. The Board of Directors has considered that the EPS target is challenging but achievable. The award cannot exceed 1,600,000 AerCap shares. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining shares being forfeited, in accordance with the following formula:

AGM 2018 – Explanation to the Agenda

•	if 84.5% or less of the EPS target is achieved, then 0% of the performance-based restricted shares will vest;
•	if 100% or more of the EPS target is achieved, then 100% of the performance-based restricted shares will vest; and
•
if between 84.5% and 100% of the EPS target is achieved, then the percentage shall be determined based on linear interpolation between 0% and 100% (e.g., if 92.25% of the EPS target is achieved, then 50% of the performance-based shares will vest)

We believe that the design of the long-term equity award promotes and encourages good performance over a prolonged period of time in support of the objectives of long-term value creation and appropriate risk-taking.

As per our ownership and retention guidelines, Mr. Kelly will be required to hold, post vesting, 50% of the net shares (after satisfaction of tax withholding obligations) delivered to him pursuant to the annual stock bonuses and the long-term equity award, for so long as he remains employed by the Company (or, if earlier, until he reaches 65 years of age). We believe that these stringent guidelines will keep Mr. Kelly’s interests aligned with those of the Company and its shareholders even beyond the vesting dates.

III. Other benefits
Other benefits include participation in the Company’s pension plan, Company paid health insurance, other regular employment benefits and a pre-agreed severance payment, which are not materially different from the benefits that are part of Mr. Kelly’s current compensation arrangement.

The Company engaged Willis Towers Watson as an independent consultant to provide advice in regard of the compensation and retention package that would ensure the Company’s continued benefit from Mr. Kelly’s services and to reward Mr. Kelly for superior performance for the benefit of the Company’s shareholders. The independent consultant also conducted a benchmarking study with aircraft leasing companies as the primary reference and other relevant companies in the finance, leasing and asset management sectors as secondary references. Market data were regressed to reflect AerCap’s size and financial parameters relative to its peers. Willis Towers Watson concluded that the proposed compensation, including the proposed long-term equity award, is reasonable and that the design of the proposed long-term equity award is aligned with market practice. In particular, Willis Towers Watson noted that the proposed compensation is heavily weighted towards performance-based elements, supporting a pay-for-performance philosophy. In addition, Willis Towers Watson noted that the 5-year vesting period of the proposed equity award for the CEO is longer than the norm in the market, but appropriate given the magnitude of the award. Furthermore, Willis Towers Watson noted that that the cliff vesting of the proposed equity award keeps all shares at risk until the end of the period. This was also noted as being unusual, as most programs will vest in a shorter timeframe and or have partial vesting throughout as opposed to the 100% cliff vesting in the Company’s program.

AGM 2018 – Explanation to the Agenda

The Company believes that the terms and conditions of Mr. Kelly’s proposed re-appointment, as outlined above, which will become effective as of the date of and subject to adoption of this proposal (April 25, 2018), provide sufficient incentives for him to remain with the Company over a multiple year period and appropriately keep his interests aligned with those of the Company and its shareholders.

The Board of Directors believes that Mr. Aengus Kelly is critical to the Company’s ongoing success and that the Company would greatly benefit from his continued service.

Agenda item 7c (voting item):

It is proposed that Mr. Salem R.A.A. Al Noaimi be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company’s 2020 annual general meeting of shareholders.

Mr. Al Noaimi has been a Non-Executive Director of the Company since May 2011. Mr. Al Noaimi is also Waha Capital’s Chief Executive Officer and Managing Director, responsible for leading Waha Capital’s overall strategy across its business lines. He has served as Waha’s CEO over the past eight years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the Board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Anglo Arabian Healthcare, Al Dhafra Insurance Company and Bahrain’s ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

The Board of Directors believes Mr. Al Noaimi’s robust investment and management experience across industries makes him an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda item 7d (voting item):

It is proposed that Mr. Homaid A.A.M. Al Shimmari be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company’s 2020 annual general meeting of shareholders.

Mr. Al Shimmari has been a Non-Executive Director of the Company since May 2011. Mr. Al Shimmari is also the Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He holds prominent roles with key aerospace, communications technology, defense and energy companies and organizations, including Chairman of Emirates Defence Industries Company (EDIC), Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment (ADASI) and Abu Dhabi Ship Building, and currently holds board positions with Mubadala Petroleum, Masdar, Global Foundries, Abu Dhabi Aviation, Royal Jet, du-Emirates Integrated Telecommunications Company PJSC and SR Technics Holdco 1 GmbH. Mr. Al Shimmari is also a Board Member of the UAE University Board of Trustees and Chairman of the Advisory Board of Etihad Airways Engineering LLC. Before joining Mubadala, Mr. Al Shimmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shimmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

AGM 2018 – Explanation to the Agenda

The Board of Directors believes Mr. Al Shimmari’s extensive executive management experience across the aerospace industry makes him an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda Item 7e (voting item):

It is proposed that Mr. Paul T. Dacier be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company’s 2020 annual general meeting of shareholders.

Mr. Dacier has been a Non-Executive Director of the Company since May 2010. Mr. Dacier is also the general counsel at Indigo Agriculture, a privately held start-up company. Presently, Mr. Dacier also serves as a Non-Executive Director of GTY Technology Holdings Inc. (a technology holding company), and he is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. He was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin

The Board of Directors believes Mr. Dacier’s 34 years of corporate law experience at executive level makes him an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda Item 7f (voting item):

It is proposed that Mr. Richard M. Gradon be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company’s 2020 annual general meeting of shareholders.

Mr. Gradon has been a Non-Executive Director of the Company since May 2010. He is also a Non-Executive Director of Exclusive Hotels, and is on the Board of Directors of The All England Lawn Tennis Ground PLC, The All England Lawn Tennis Club and The Wimbledon Championships. Mr. Gradon was a Non-Executive Director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (P&O) where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O’s property division. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.

AGM 2018 – Explanation to the Agenda

The Board of Directors believes Mr. Gradon’s significant legal and corporate governance experience makes him an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda Item 7g (voting item):

It is proposed that Mr. Robert G. Warden be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company’s 2020 annual general meeting of shareholders.

Mr. Warden has been a Non-Executive Director of the Company since July 2006. He is also a Partner at Pamplona Capital Management, a private equity investment firm, which he joined in August 2012. Mr. Warden serves as a director for several private companies affiliated with Pamplona. Prior to joining Pamplona, Mr. Warden was Managing Director at Cerberus Capital Management, L.P. from February 2003 to August 2012, a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his A.B. from Brown University.

The Board of Directors believes Mr. Warden’s more than 22 years of financial services and private equity experience makes him an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda item 7h (voting item):

It is proposed that Mr. Julian B. Branch be appointed as Non-Executive Director of the Company for a period of four years with immediate effect. His term of appointment will end at the close of the Company’s 2022 annual general meeting of shareholders.

Mr. Branch most recently served Deloitte Touche Tohmatsu Ltd (Deloitte’s global organization) as Senior Advisor in the Office of the CEO. He presently sits on the Board of Deloitte Northwest Europe LP (a professional partnership comprising Deloitte’s practices in U.K., Ireland, Netherlands, Belgium, Denmark, Norway, Sweden, Iceland, and Finland) and advises Deloitte’s Middle East practice. Mr. Branch’s professional career has spanned 40 years; he first qualified as a Certified Public Accountant in June 1979. As a partner of the Deloitte entities in the U.S. including Deloitte & Touche LLP (accounting and auditing) and Deloitte Consulting LLP (consulting) for 29 years, he has experienced the complex professional issues of its clients, including public company audit clients. His industry focus for the last decade has been as a leader in Deloitte’s air transportation professional practice working with Deloitte’s largest global airline clients. Mr. Branch held a variety of global leadership roles with Deloitte, having lived and practiced outside of the U.S. for over a decade, including Regional Managing Director, Global Industry Practice Director and, within the U.S., National Managing Partner for Partner Matters and Managing Partner for the Atlanta practice. Mr. Branch vigorously supports the community through not-for-profit Board and Audit Committee service, including serving on the Advisory Board of Emory University School of Ethics. Mr. Branch received a BA and MBA from the University of North Carolina.

As noted, Mr. Branch will become a member of the Company’s Audit Committee, conditional upon and effective as of his appointment as Non-Executive Director of the Company (April 25, 2018), which aligns well with his professional background and supports a prudent succession of Audit Committee members. The Board of Directors has designated Mr. Branch as audit committee financial expert.

AGM 2018 – Explanation to the Agenda

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. Branch.

Agenda item 8 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company’s articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company’s articles of association.

Mr. Juhas was appointed Chief Financial Officer of the Company in April 2017, following his appointment as Deputy Chief Financial Officer of the Company in 2015. Prior to joining the Company, Mr. Juhas was the global head of strategic planning at AIG, where he led the sale of ILFC to the Company in 2013. Prior to joining AIG, Mr. Juhas was a Managing Director at Morgan Stanley, where he led the Company’s initial public offering in 2006. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.

Agenda item 9 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders is authorized to appoint the registered accountant for the audit of the Company’s annual accounts. It is proposed to appoint PricewaterhouseCoopers Accountants N.V. for the audit of the Company’s annual accounts for the financial year 2018. The Board of Directors believes that, in view of their continued focus on engagement performance and quality, renewal of the appointment of PricewaterhouseCoopers Accountants N.V. would best serve the Company and its shareholders.

Agenda item 10:

Under Dutch law and article 4, paragraph 1 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company. On such designation, the number of shares that may be issued, must be specified. Under Dutch law and article 5, paragraph 3 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended with a period of not more than five (5) years. In Dutch corporate practice, a period of eighteen (18) months is customary.

Agenda item 10a (voting item):

It is proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 25, 2018).

AGM 2018 – Explanation to the Agenda

The Board of Directors may use the authorization pursuant to this agenda item 10a for any purpose as it deems fit.

Agenda item 10b (voting item):

It is furthermore proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 10a, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 10c (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of additional shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of additional rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that:

a)
the aggregate number of shares that may be issued and rights that may be granted pursuant to this further authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 25, 2018); and

b)	the shares that may be issued and rights that may be granted pursuant to this further authorization may only be used in connection with mergers and/or the acquisition of a business or a company.

If approved, the authorizations proposed under agenda items 10a and 10c will together allow the Board of Directors to resolve upon the issuance of shares in the capital of the Company, and the granting of rights to subscribe for shares in the capital of the Company, up to a maximum of 20% of the Company’s issued share capital at the date of such authorizations (April 25, 2018). In case of a merger or an acquisition of a business or a company as referred to under b), the Board of Directors may resolve to first use the authorization pursuant to agenda item 10c and secondly, if needed, use the authorization pursuant to agenda item 10a.

AGM 2018 – Explanation to the Agenda

Agenda item 10d (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 10c, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 11:

Under article 6, paragraph 1 of the Company’s articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company’s issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen (18) months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2017 annual general meeting of shareholders.

Agenda item 11a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to 10% of the issued share capital at the date of such authorization (April 25, 2018), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)
the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the acquisition of such shares (“Acquisition”) is effected or (y) the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition (“Binding Commitments”) are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement, provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10%.

AGM 2018 – Explanation to the Agenda

Agenda item 11b (voting item):

It is proposed to further authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to an additional 10% of the issued share capital at the date of such authorization (April 25, 2018), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)
the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement, provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 11b shall thus be conditional upon cancellation of shares pursuant to agenda item 12).

If approved, the authorizations proposed under agenda items 11a and 11b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, if applicable subject to cancellation of shares in accordance with agenda item 12. The Company may repurchase and acquire such shares at any time during the period of eighteen (18) months, starting from April 25, 2018. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 12.

Agenda item 12 (voting item):

It is proposed by the Board of Directors to reduce the Company’s issued share capital through cancellation of shares that may be acquired by the Company during the period of eighteen (18) months from the date of this annual general meeting of shareholders, pursuant to the authorizations to repurchase shares, as outlined under agenda item 11, or otherwise (for example through a legal merger or for no consideration).

Pursuant to article 7 of the Company’s articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The number of shares to be cancelled following this resolution will be determined by the Board of Directors or the Company’s Chief Executive Officer. The cancellation may be executed in one or more tranches.

AGM 2018 – Explanation to the Agenda

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company’s articles of association.

A resolution of the general meeting of shareholders to cancel the Company’s shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

The Board of Directors
March 13, 2018

AGM 2018 – Explanation to the Agenda